UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 3)

GNC Holdings, Inc.
(Name of Issuer)
Class A Common Stock, $0.001
par value per share
(Title of Class of Securities)
36191G107
(CUSIP Number)
Harbin Pharmaceutical Group Co., Ltd.
No. 68, Limin West Fourth Street
Limin Development Zone
Harbin, People’s Republic of China
 (86) 0451-51961111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 7, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Harbin Pharmaceutical Group Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 60,895,579 shares of Common Stock
	8	Shared Voting Power 0 shares of Common Stock
	9	Sole Dispositive Power 60,895,579 shares of Common Stock
	10	Shared Dispositive Power 0 shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,895,579 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.00%*
14	Type of Reporting Person CO

* The calculation assumes that there are a total of 84,040,526 shares of Common Stock outstanding as of August 5, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the Securities and Exchange Commission on August 10, 2020, and that a total of an additional 62,130,290 shares of Common Stock would be issuable as of the date hereof upon conversion of the Convertible Preferred Stock, representing $32,447,513 of accumulated dividend thereon (at a per share conversion price of $5.35).

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of GNC Holdings, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 amends the Schedule 13D, as previously filed on November 19, 2018 with the Securities and Exchange Commission by Harbin Pharmaceutical Group Co., Ltd., a corporation incorporated in the People’s Republic of China (“Harbin”), as amended by Amendment No. 1 thereto filed on November 4, 2019 and Amendment No. 2 thereto filed on June 24, 2020, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 3, all previous Items are unchanged.
Item 4.	Purpose of Transaction
The information previously provided in response to Item 4 under the heading “Restructuring” is hereby amended and supplemented by adding the following at the end thereof:
In addition to the Chapter 11 bankruptcy case commenced on June 23, 2020 before the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), the Issuer and certain of its subsidiaries subsequently commenced proceedings pursuant to Part IV of the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended, before the Ontario Superior Court of Justice (Commercial List) (the “Canadian Court”) on June 24, 2020 (such proceedings, together with the Chapter 11 bankruptcy case, the “Restructuring Proceedings”).
In connection with the Issuer’s Restructuring Proceedings, Harbin Pharmaceutical Group Holding Co., Ltd., an affiliate of Harbin (the “Purchaser”), the Issuer and certain of the Issuer’s subsidiaries entered into a Stalking Horse Agreement, dated August 7, 2020 (the “Agreement”), pursuant to which the Purchaser agreed to purchase substantially all of the assets of the Issuer and certain of its subsidiaries (the “Assets”), and to assume certain liabilities of the Issuer and certain of its subsidiaries (the “Assumed Liabilities”). The aggregate purchase price (the “Purchase Price”) for the Assets will be an amount equal to (a) indebtedness under the Second Lien Credit Agreement to be entered into by GNC Newco (as defined below), the lenders party thereto and the other parties thereto upon closing of the transactions contemplated by the Agreement in a principal amount equal to $210 million, subject to adjustment as provided in the Agreement, plus (b) the payment of an amount in cash equal to $550 million, subject to adjustment as provided in the Agreement and subject to a right of the Purchaser to increase this amount under certain circumstances and (c) the assumption of the Assumed Liabilities.
The foregoing transaction will be accomplished through the sale, transfer and assignment of the Assets and the Assumed Liabilities by the Issuer and certain of its subsidiaries to the Purchaser (or its assigns) via a newly formed Delaware limited liability company (“GNC Newco”) in a sale undertaken pursuant to Section 363 of the U.S. Bankruptcy Code.  In connection with such sale, pursuant to the Agreement, the issued and outstanding equity interests of GNC Newco held by the Issuer will be redeemed and, concurrently with such redemption, GNC Newco will issue to the Purchaser (or its assigns) all of the equity interests in GNC Newco.
It is expected that the Issuer and certain of its subsidiaries will concurrently conduct a competitive bidding process pursuant to bidding procedures to be approved by the Bankruptcy Court, seeking higher and better qualified bids for a sale at auction of all or substantially all of the Issuer’s and such subsidiaries’ assets pursuant to Section 363 of the U.S. Bankruptcy Code.
The closing of the transactions contemplated by the Agreement is subject to customary conditions, including (i) the approval of the Bankruptcy Court and the Canadian Court, (ii) the accuracy of representations and warranties of the parties, and (iii) compliance in all material respects with the obligations set forth in the Agreement.  The Agreement will terminate following the occurrence of certain termination events set forth therein (each, a “Termination Event”), subject to, in most cases, a cure period, unless the Termination Event is waived by the applicable parties.
There can be no assurance that the Bankruptcy Court will approve the Agreement, the proposed sale order or proposed bidding procedures order or that the Canadian Court will approve the proposed Canadian sale approval and vesting order. Nor can there be any assurance that the transaction contemplated by the Agreement will be consummated in accordance with its terms. In connection with the Section 363 sale process, the Purchaser may propose to modify the transactions contemplated by the Agreement in response to competing bids, if required by the Bankruptcy Court or otherwise.

Harbin further intends to continuously evaluate the Issuer’s businesses and prospects, refinancing options, alternative investment opportunities and all other factors deemed relevant with respect thereto.  The foregoing description of such possible transactions does not purport to be complete.
Except as set forth herein, Harbin has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following at the end thereof:
The description of the Agreement set forth in Item 4 of this Amendment is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 10, 2020
Harbin Pharmaceutical Group Co., Ltd.

By:	/s/ Zhenping Zhang
Title:	Authorized Signatory